November 6, 2019

Morgan Schuessler, Jr.
Chief Executive Officer
EVERTEC, Inc.
Cupey Center Building, Road 176, Kilometer 1.3
San Juan, Puerto Rico 00926

       Re: EVERTEC, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 26, 2019
           File No. 001-35872

Dear Mr. Schuessler:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology